FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

News Release Dated, January 25, 2005, March 2, 2005, and change of auditor letters, and National Instrument 51-102.

Indicate by check mark whether the registrant files or will file annual reports under cover

            Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)
Date: March 9, 2005	By: /s/ “John Parks”
Name
Its: Corporate Secretary
(Title)

GETTY COPPER INC.

Trading Symbol TSX: GTC

January 25, 2005

NEWS ANNOUNCEMENT FOR IMMEDIATE  RELEASE

The Company announces the appointment of Mr. Edward Leung, B.B.A., C.G.A. of Vancouver, to the board of directors effective immediately. Mr. Leung’s appointment coincides with the board’s acceptance of the resignation of Mr. Pat Raleigh as director.  The Company is pleased to advise that Mr. Raleigh will continue his association with the Company as a consulting engineer.

The Company also advises that Highland Valley Copper (“HVC”) has informed the Company that it is terminating its participation in the joint venture signed December 18, 2003.  HVC  has yet to provide a report on the results of the exploration work conducted in their fall program referred to in our news release dated September 9, 2004.

For further information please contact:

John Parks, Secretary

GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, BC V3K 3P1

Phone: 604-649-0331      Fax: 604-960-9638

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

March 2, 2005

 Trading Symbol TSX Venture: GTC

Getty Copper Inc. wishes to announce that it has completed a diamond-drilling program across parts of its 7.5 km2 Getty ‘North Extension’ grid, which lies directly north-northeast of the Getty Copper Inc’s 100% owned Getty North deposit in the Highland Valley copper-molybdenum camp, near Logan Lake, B.C.  Drilling was undertaken to investigate the mineral potential of numerous north to north-northeast trending geophysical IP anomalies discovered on the property through the work of Peter E. Walcott and Associates in 2004.   Several drill hole locations were also selected based on corresponding elevated copper values in soils (2004 geochemistry study by Getty Copper Inc.).  A total of eight holes were drilled.

Hole GN 04-11 was drilled in September of 2004 under the direction of Getty Copper Inc. (Field Manager Vic Preto, Ph.D., P.Eng.).

The location of holes GN 04-12 to GN 04-16 and GN 05-01 to GN-05-02 were planned under the direction of the firm Watts, Griffis and McOuat (WGM) (Field Manager Robert Ginn, Ph.D., P.Eng. (Ontario)), and were drilled between December 2004 and February 2005.  GN-04-05 was drilled under the supervision of WGM Field Manager Joseph E.L. Lindinger, P.Geo.

Hole GN 04-11 was collared at UTM Grid Zone 10  5605675 N 643240 E and is 2.8 kilometers northeast of the Getty North deposit at a bearing of 270 degrees and a dip of -55 degrees.  The hole tested a north trending IP anomaly defined by a program completed earlier in 2004. The only analyzed intercept over 300 ppm copper was from 60-61 meters which returned 522 ppm copper and 0.7 g/t silver.

Hole GN 04-12 was collared at UTM Grid Zone 10  5605958 N 643500 E and is 300 meters north- northeast of hole GN 04-11 and tested the same IP anomaly as hole 11.   The hole was drilled at a bearing of 270 degrees and a dip of -65 degrees. Analyzed intercepts returning over 300 ppm copper were from 110-111 meters (322 ppm Cu) and 320 -321 meters (324 ppm copper)

Hole GN 04-13 was collared at UTM Grid Zone 10  5606510 N 643900 E (500 meters north-northeast of hole GN 04-12) tested the same IP anomaly as hole 11.   The hole was drilled at a bearing of 270 degrees and a dip of -45 degrees. Analyzed intercepts returning over 300 ppm copper were from 90-91 meters (442 ppm copper).  Sludge samples were also taken from the entire length of the hole.   A sludge sample taken from 272.8 – 278.9 meters returned >10,000 ppm copper (1%) 26.2 g/t silver and 94.9 ppb gold. Although no copper mineralization is visible in drill-core this assay interval, this as well as the over and underlying intervals, will eventually be split and sent for analyses.  Silver and molybdenum values were much higher in the sludge sample results than in corresponding core results indicating possible contamination from bit wear or lubricant.

Hole GN 04-14 was collared at UTM Grid Zone 10  5606368 641645 E 1.9 kilometers west  of hole GN 04-13 and 2.1 kilometers due north of the Getty North Deposit to test another north trending IP anomaly.  The hole was drilled at a bearing of 090 degrees and a dip of -55 degrees.  No analyzed intercepts returned over 300 ppm copper.

Hole GN 04-15 was collared at UTM Grid Zone 10  5605625 642035 E and is 800 meters south  southeast of hole GN 04-14 and tested the same IP anomaly as in hole 14.  The hole was drilled at a bearing of 90 degrees and a dip of -65 degrees.  No analyzed intercepts returned over 200 ppm copper.

Hole GN 04-16 was collared at UTM Grid Zone 10  5605330 642060 E and is 300 meters south of hole GN 04-15.  The hole was drilled at a bearing of 90 degrees and a dip of -65 degrees and tested the same IP anomaly as hole 15.  No analyzed intercepts returned over 200 ppm copper.

Hole GN 05-01 was collared at UTM Grid Zone 10  5605815 641530 E and is 500 meters north-northeast of hole GN 04-14 and tested the same IP anomaly as in hole 14.  The hole was drilled at a bearing of 90 degrees and a dip of -65 degrees. No analyzed intercepts returned over 200 ppm copper.

Hole GN 05-02 was collared at UTM Grid Zone 10 5604800 642360 E and is 900 meters northeast of the Getty North deposit  and tested a third IP anomaly.  The hole was drilled at a bearing of 270 degrees and a dip of --60 degrees.

No significant alteration or visible copper mineralization was encountered in drill core.

The drill core was split at the Logan Lake office by independent technicians under the supervision of Vic Preto, P. Eng., (GN-04-11), Dr. Robert Ginn, P.Eng. (Ont.) (GN-04-12-16) and Joseph Lindinger, P.Geo. (GN-05-01, 02).  The core samples with corresponding unique numbered sample tags were put into similarly uniquely numbered plastic sample bags  The samples were delivered by independent contractor Robin Whiteaker to Ecotech Laboratories in Kamloops B.C. for conventional ICP multielement analyses and Gold by fire assay aqua regia finish.  All samples from the remaining holes were transported by independent contractors in sealed labeled fabrene sacks to the Kamloops Greyhound bus depot for courier to Acme Analytical Laboratories in Vancouver for mass spec multilelement including gold analyses.  Standards and blanks were inserted into the split core sequence approximately every 20 samples

Joseph E. L. Lindinger, P.Geo of the firm Watts, Griffis and McOuat on behalf of Getty Copper Inc. is the Qualified Person responsible for this release.

For further information please contact:

John M. Parks

GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, BC, V3K 3P1

Phone: 604-931-3231        Fax:  604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

March 2, 2005

Alberta Securities Commission

20th Floor, 10025 Jasper Avenue

Edmonton, AB

T5J 3Z5

Attention:

Dear Sirs/Mesdames:

Re: Getty Copper Inc. (the "Company")

We have read the Change of Auditor Notice of the Company dated March 2, 2005 and are in agreement with the statements contained in such Notice.

Sincerely,

DE VISSER GRAY

"James D. Gray"

James D. Gray, C.A.

Partner

JG/bs

Getty 03-02-05 (AB) Sec Ltr.frm

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

March 2, 2005

B.C Securities Commission

PO Box 10142, Pacific Centre

9th Floor - 701 West Georgia Street

Vancouver, BC V7Y 1L2

Attention:

Dear Sirs/Mesdames:

Re: Getty Copper Inc. (the "Company")

We have read the Change of Auditor Notice of the Company dated March 2, 2005 and are in agreement with the statements contained in such Notice.

Sincerely,

DE VISSER GRAY

"James D. Gray"

James D. Gray, C.A.

Partner

JG/bs

Getty 03-02-05 (BC) Sec Ltr.frm

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

March 2, 2005

Ontario Securities Commission

20 Queen Street West, Suite 1903

Toronto, ON

M5H 3S8

Attention:

Dear Sirs/Mesdames:

Re: Getty Copper Inc. (the "Company")

We have read the Change of Auditor Notice of the Company dated March 2, 2005 and are in agreement with the statements contained in such Notice.

Sincerely,

DE VISSER GRAY

"James D. Gray"

James D. Gray, C.A.

Partner

JG/bs

Getty 03-02-05 (ON) Sec Ltr.frm

DAVIDSON & COMPANY

1200 - 609 Granville Street

Vancouver, BC

V6K 3A9

March 2, 2005

B.C. Securities Commission

PO Box 10142, Pacific Centre

9th Floor - 701 West Georgia Street

Vancouver, BC V7Y 1L2

Alberta Securities Commission

20th Floor, 10025 Jasper Avenue

Edmonton, Alberta T5J 3Z5

Ontario Securities Commission

20 Queen Street West, Suite 1903

Toronto, Ontario

M5H 3S8

Dear Sirs/Mesdames:

Re: Getty Copper Inc.

We hereby submit our resignation as auditors of the Company effective  December 10, 2004.  We advise that no reportable events, as defined in National Instrument 51-102 of the Canadian Securities Administrators, have arisen from our engagement as auditors of the Company.  We further advise that we have reviewed the information contained in the Company's Notice of Change of Auditor dated March 2, 2005 and we do not disagree with the information contained in such notice.

Sincerely,

DAVIDSON & COMPANY

“DAVIDSON & COMPANY”

_______________________

Getty 12-31-04 Resign.frm

GETTY COPPER INC.

(the "Company")

NOTICE

NATIONAL INSTRUMENT 51-102

B.C. Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Davidson & Company resigned as Auditors of the Company effective February 28, 2005 and De Visser Gray, Chartered Accountants, have been appointed by the Directors of the Company as the new Auditors of the Company commencing February 28, 2005.

The proposal to appoint De Visser Gray, Chartered Accountants, as the new Auditors for the Company was approved by the Company's Audit Committee.

There have been no reservations in any of the Auditor's Reports on the Company's financial statements for the fiscal years ended December 31, 2002 and 2003, and there have been no reportable events.

The Reporting Package, consisting of a copy of this Notice and copies of the letters from the former Auditor and the successor Auditor indicating their agreement with the information contained in this Notice, has been reviewed by the Directors of the Company and the Audit Committee.

DATED at Vancouver, British Columbia, this 2nd day of March , 2005.

BY ORDER OF THE BOARD OF DIRECTORS

OF GETTY COPPER INC.

 “DONALD WILLOUGHBY”

_______________________________

CHIEF FINANCIAL OFFICER